Exhibit 99.1

KIMBER RESOURCES INC.

Consolidated Financial Statements
(Unaudited)
(Canadian dollars)

Three Months Ended September 30, 2010 and 2009

(An exploration stage company)

KIMBER RESOURCES INC.
(An exploration stage company)
Consolidated Balance Sheets
(Unaudited)
(Canadian dollars)

	September 30, 2010	June 30, 2010

ASSETS
Current assets:
Cash and cash equivalents	$3,136,837	$4,560,493
Amounts receivable (note 4)	459,357	355,471
Prepaid expenses	125,882	130,953
	3,722,076	5,046,917

Equipment (note 5)	522,468	497,960

Unproven mineral right interests (Schedule and note 3)	43,357,088	42,647,361
	$47,601,632	$48,192,238

LIABILITIES
Current liabilities:
Accounts payable	$287,270	$348,627
Accrued liabilities	195,000	193,000
	482,270	541,627

SHAREHOLDERS’ EQUITY
Share capital (note 7)
Authorized: Unlimited number of common shares without par value
Issued and outstanding:
68,010,586 common shares ( June 30, 2010; 68,010,586)	63,556,255	63,556,255
Contributed surplus	4,179,848	4,089,747

Deficit, accumulated during the exploration stage	(20,616,741)	(19,995,391)
	47,119,362	47,650,611
	$47,601,632	$48,192,238

Nature of operations (note 1)

See notes to the unaudited interim consolidated financial statements.

KIMBER RESOURCES INC.
(An exploration stage company)
Consolidated Statements of Operations and Comprehensive Loss
(Unaudited)
(Canadian dollars)

	Three Months Ended September 30,
	2010	2009

Expenses:
Amortization of equipment	$4,414	$6,865
Foreign exchange loss /(gain)	12,791	(9,007)
General exploration	30,353	-
Interest and bank charges	1,489	961
Investor relations and shareholder communications	14,047	13,925
Legal, audit and consulting	138,806	136,990
Office, insurance and miscellaneous	56,370	56,108
Rent	51,139	49,751
Salaries and benefits	282,612	238,531
Transfer and filing fees	35,966	32,243
Travel and accommodation	6,954	15,002
	634,941	541,369
Loss before other items	(634,941)	(541,369)

Other items:
Investment income	2,088	2,904
Other income	11,503	-

Net loss and comprehensive loss for the period	$(621,350)	$(538,465)

Loss per share – basic and diluted	$(0.01)	$(0.01)

Weighted average number of common shares outstanding, basic and diluted	68,010,586	62,086,620

See notes to the unaudited interim consolidated financial statements.

KIMBER RESOURCES INC.
(An exploration stage company)
Consolidated Statements of Shareholders’ Equity
(Unaudited)
(Canadian dollars)

	Number of shares	Common shares	Contributed surplus	Deficit during the exploration stage	Shareholders’ equity

Balance at June 30, 2009	62,086,620	$56,753,646	$4,031,196	$(15,868,777)	$44,916,065
Net loss for the year	-	-	-	(538,465)	(538,465)
Stock-based compensation	-	-	52,927	-	52,927
Balance at September 30, 2009	62,086,620	$56,753,646	$4,084,123	$(16,407,242)	$44,430,527

Balance at June 30, 2010	68,010,586	$63,556,255	$4,089,747	$(19,995,391)	$47,650,611
Net loss for the period	-	-	-	(621,350)	(621,350)
Stock-based compensation	-	-	90,101	-	90,101
Balance at September 30, 2010	68,010,586	$63,556,255	$4,179,848	$(20,616,741)	$47,119,362

See notes to the unaudited interim consolidated financial statements

KIMBER RESOURCES INC.
(An exploration stage company)
Consolidated Statements of Cash Flows
(Unaudited)
(Canadian dollars)

	Three Months Ended September 30,
	2010	2009
Cash (used for) provided by :
Operating Activities
Net loss for the period	$(621,350)	$(538,465)
Items not involving cash :
Amortization of equipment	4,414	6,865
Stock-based compensation	90,101	52,927
Gain on disposal of equipment	(11,503)	-
Net changes in non-cash working capital items
Amounts receivable	(11,474)	(1,496)
Prepaid expenses	6,216	14,342
Accounts payable and accrued liabilities	(18,194)	67,995
	(561,790)	(397,832)
Investing Activities
Purchase of equipment	(51,340)	-
Proceeds on disposal of equipment	12,613	-
Unproven mineral right interests	(823,139)	(725,558)
	(861,866)	(725,558)

Decrease in cash and cash equivalents during the period	(1,423,656)	(1,123,390)

Cash and cash equivalents - beginning of period	4,560,493	3,455,576

Cash and cash equivalents - end of period	$3,136,837	$2,332,186

Supplementary financial information

Non-cash investing and financing activities:
Amounts receivable for unproven mineral rights interests	$92,412	$6,129
Accounts payable for unproven mineral rights interests	41,164	28,809
Amortization capitalized to unproven mineral right interests	21,305	26,815

Cash and cash equivalents are comprised of:
Cash	$1,002,747	$2,332,186
Treasury bills	2,134,090	-
	$3,136,837	$2,332,186

See notes to the unaudited interim consolidated financial statements.

KIMBER RESOURCES INC.
(An exploration stage company)
Notes to Consolidated Financial Statements
September 30, 2010
(Unaudited)
(Canadian dollars)

1.	Nature of Operations

Kimber Resources Inc. (“Kimber” or the “Company”) is incorporated in British Columbia, Canada, and is involved in the acquisition and exploration of mineral right interests in Mexico. At the date of these consolidated financial statements, Kimber has not yet determined whether any of its mineral rights contain economically recoverable mineral reserves. Accordingly, the carrying amount of unproven mineral right interests represents cumulative expenditures incurred to date and does not necessarily reflect present or future values. The recovery of these costs is dependent upon the discovery of economically recoverable mineral reserves and the ability of Kimber to obtain the necessary financing to complete their exploration and development and to resolve any environmental, regulatory, or other constraints.

Although Kimber has taken steps to verify title to the properties in which it has an interest, in accordance with industry standards for properties in the exploration stage, these procedures do not guarantee Kimber’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Kimber does not generate cash flow from operations and accordingly, Kimber will need to raise additional funds through future issuance of securities. Although Kimber has been successful in raising funds in the past, there can be no assurance Kimber will be able to raise sufficient funds in the future, in which case Kimber may be unable to meet its obligations as they come due in the normal course of business. Kimber has not determined whether any of its properties contain mineral reserves that are economically recoverable. It is not possible to predict whether financing efforts will be successful or if Kimber will attain profitable level of operations. Since inception, Kimber has incurred cumulative losses of $20,616,741 (June 30 2010; $19,995,391) and a net loss of $621,350 (2009; $538,645) for the three months ended September 30, 2010. These factors raise substantial doubt regarding Kimber’s ability to continue as a going concern. Should Kimber be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts on the balance sheet.

Kimber will be reviewing cash expenditures on an ongoing basis, and will be seeking to obtain additional financing. There can be no assurance that Kimber will succeed in obtaining additional financing. In the past, Kimber has been successful at raising funds to continue work on its mining properties. However, there is no certainty that Kimber will be able to raise additional funding on reasonable terms if at all, in which case the property may be joint ventured, sold or abandoned.

2.	Basis of presentation, adoption of new accounting standards, recent accounting pronouncements

a)	Basis of presentation

The unaudited consolidated financial statements include the accounts of Kimber, and its wholly owned subsidiaries, Minera Monterde S. de R.L de C.V., Minera Pericones S. A. de C.V. and Kimber Resources de Mexico S. A. de C.V. Intercompany balances and transactions are eliminated on consolidation.

These unaudited consolidated financial statements have been prepared by Kimber in accordance with Canadian generally accepted accounting principles (GAAP) and require management to make estimates and assumptions that affect the amounts reported in these unaudited consolidated financial statements and accompanying notes. Significant areas requiring the use of management estimates relate to the determination of environmental obligations, stock-based compensation, impairment of unproven mineral right interests and amortization. Actual results could differ from those estimates.

KIMBER RESOURCES INC.
(An exploration stage company)
Notes to Consolidated Financial Statements
September 30, 2010
(Unaudited)
(Canadian dollars)

2.	Basis of presentation, adoption of new accounting standards, recent accounting pronouncements

a)	Basis of presentation (continued)

These unaudited consolidated financial statements should be read in conjunction with Kimber’s annual audited consolidated financial statements and accompanying notes for the years ended June 30, 2010 and 2009 as these unaudited consolidated financial statements do not contain all the disclosures required by Canadian GAAP for annual financial statements.

These unaudited consolidated financial statements are stated utilizing the same accounting policies and their methods of application as the most recent annual audited consolidated financial statements, but are not necessarily indicative of the results to be expected for a full year.

b)	Adoption of new accounting standards

Effective July 1, 2009, Kimber adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”).

i)	CICA Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non Controlling Interests”.

In January 2009, the CICA issued Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non Controlling Interests” to replace Section 1581 and Section 1600. These sections shall be applied prospectively to business combinations on or after the beginning of the first annual reporting period beginning after January 1, 2011 with earlier application permitted. The new handbook sections establish updated standards on the recognition, measurement criteria and presentation for acquisitions, the accounting for assets and liabilities assumed and non-controlling interests. Kimber has adopted these standards effective July 1, 2010. There has been no impact on Kimber’s consolidated financial statements on adoption of these standards.

c)	Recent accounting pronouncements

i)	International Financial Reporting Standards (IFRS)

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the conversion to IFRS will be applicable to Kimber’s reporting effective July 1, 2011, with restatement of comparative information presented. The conversion to IFRS will impact Kimber’s accounting policies, internal control over financial reporting, and disclosure controls and procedures.

3.	Unproven Mineral Right Interests

Kimber’s mineral rights are located in the States of Chihuahua, Mexico and Estado de Mexico, Mexico. During the period ended September 30, 2010 Kimber capitalized $709,727 of costs to unproven mineral right interests (2009 - $787,311).

A Consolidated Schedule of Unproven Mineral Right Interests as at September 30, 2010 and for the three months ended September 30, 2010, is included at the end of the Notes to the Consolidated Financial Statements.

KIMBER RESOURCES INC.
(An exploration stage company)
Notes to Consolidated Financial Statements
September 30, 2010
(Unaudited)
(Canadian dollars)

3.	Unproven Mineral Right Interests (continued)

Monterde Property

The Monterde Property consists of the Monterde concessions, the contiguous El Coronel concessions and staked concessions. The entire Monterde Property comprises of 35 mineral concessions totalling 29,296 hectares in the Sierra Madre in the State of Chihuahua, Mexico.

Monterde concessions
Kimber owns a 100% interest in the Monterde concessions having acquired the concessions by payment of total consideration of $1,477,043 (US$1,129,900).

El Coronel concessions
Kimber owns a 100% interest in the El Coronel mineral concessions by having made total payments of $1,206,958 (US$1,000,000).

Staked concessions
Kimber has a 100% interest in concessions that were staked adjacent to the Monterde concessions and El Coronel concessions. There are no payment obligations for these staked concessions aside from semi-annual taxes.

4.	Amounts Receivable

Amounts receivable at September 30, 2010 are comprised primarily of an IVA tax refundable from the Government of Mexico. The IVA Tax is 16% of expenditures in Mexico. Kimber has been experiencing some delay in obtaining IVA refunds. As at September 30, 2010, IVA of $37,758 (June 30, 2010, $19,656) is greater than one year old. All other amounts receivable are aged within one year.

	September 30, 2010	June 30, 2010

IVA tax receivable	$420,962	$328,203
HST receivable	32,362	20,888
Other receivables	6,033	6,380
	$459,357	$355,471

KIMBER RESOURCES INC.
(An exploration stage company)
Notes to Consolidated Financial Statements
September 30, 2010
(Unaudited)
(Canadian dollars)

5.	Equipment

	September 30, 2010
	Cost	Accumulated Amortization	Net value
Camp and equipment	$515,058	$213,355	$301,703
Camp vehicles	241,939	130,623	111,316
Computer equipment	183,389	114,120	69,269
Computer software	69,710	67,237	2,473
Office fixtures and equipment	79,241	41,534	37,707
	$1,089,337	$566,869	$522,468

	June 30, 2010
	Cost	Accumulated Amortization	Net book value

Camp and equipment	$511,382	$203,205	$308,177
Camp vehicles	222,726	148,998	73,728
Computer equipment	181,117	108,187	72,930
Computer software	70,178	66,486	3,692
Office fixtures and equipment	79,241	39,808	39,433
	$1,064,644	$566,684	$497,960

6.	Segmented Information

Kimber operates in one operating segment which is mineral exploration.

	September 30, 2010	June 30, 2010
Assets by geographic segment, at cost
Canada
Current	$3,236,140	$4,638,504
Equipment	57,150	61,346
	3,293,290	4,699,850
Mexico
Current	485,936	408,413
Equipment	465,318	436,614
Unproven mineral right interests	43,357,088	42,647,361
	44,308,342	43,492,388

	$47,601,632	$48,192,238

KIMBER RESOURCES INC.
(An exploration stage company)
Notes to Consolidated Financial Statements
September 30, 2010
(Unaudited)
(Canadian dollars)

7.	Share Capital

a)	Warrants

The continuity of warrants for the three months ended September 30, 2010 and the year ended June 30, 2010 is as follows:

	# of Warrants	Exercise Price	Expiry Date
Balance – June 30, 2009	6,000,000	$1.43
Expired	(1,692,667)	$1.25
Exercised for shares	(2,307,333)	$1.25
Balance – June 30, 2010	2,000,000	$1.80	September 24, 2010
Expired	(2,541)	$1.80	September 24, 2010
Balance – September 30, 2010	1,997,459	$1.80	September 24, 2011

On September 13, 2010 Kimber announced that the expiry date of 1,997,459 warrants with an exercise price of $1.80 per share had been extended from September 24, 2010 to September 24, 2011. The accounting impact of this extension was not material.

b)	Stock Options

Kimber’s 2007 Stock Option Plan allows for the grant of stock options up to 10% of the issued and outstanding common shares from time to time, less the number of stock options outstanding under Kimber’s former 2002 Stock Option Plan. The exercise price is generally set at the closing price on the last trading date preceding the date of their grant and will vest in accordance with the determination of the Board of Directors, generally 1/3 of their number on the date of grant and an additional 1/3 at the end of each nine month period thereafter.

Summary of stock option activity:

	Three Months ended September 30, 2010		Year ended June 30, 2010
	Options Outstanding	Weighted average exercise price	Options Outstanding	Weighted average exercise price

Balance, beginning of period	4,705,715	$1.09	4,022,000	$1.16
Granted	-	-	1,137,500	1.15
Exercised	-	-	(3,333)	0.65
Forfeited	(70,000)	$0.79	(70,452)	0.83
Expired	(160,000)	$1.65	(380,000)	2.12
Balance, end of period	4,475,715	$1.07	4,705,715	$1.09

KIMBER RESOURCES INC.
(An exploration stage company)
Notes to Consolidated Financial Statements
September 30, 2010
(Unaudited)
(Canadian dollars)

7.	Share Capital (continued)

b)	Stock Options (continued)

Stock options outstanding and exercisable at September 30, 2010 are as follows:

Exercise price	Number outstanding	Number exercisable	Expiry date
$
1.50	50,000	50,000	December 2010
2.40	150,000	150,000	July 2011
2.59	100,000	100,000	November 2011
2.67	50,000	50,000	December 2011
1.95	400,000	400,000	April 2012
0.85	52,000	52,000	September 2012
0.86	400,000	400,000	September 2012
0.78	400,000	400,000	November 2012
0.79	500,000	500,000	February 2013
0.65	1,256,215	1,256,215	January 2014
1.15	1,117,500	340,833	February 2015
	4,475,715	3,699,048
Weighted average exercise price	$1.07	$1.06

The weighted average remaining contractual life of the options is 2.89 years.

KIMBER RESOURCES INC.
(An exploration stage company)
Consolidated Schedule of Unproven Mineral Right Interests (note 3)
(Unaudited)
(Canadian dollars)

	September 30, 2010	Expenditures during period	June 30, 2010
MEXICO
Monterde Property
Acquisition and taxes	$3,053,901	$42,992	$3,010,909
Exploration and Engineering
Amortization	656,354	21,305	635,049
Assays	3,823,296	22,410	3,800,886
Drilling	13,130,339	-	13,130,339
Engineering	2,774,025	107,963	2,666,062
Environmental study	1,332,500	1,933	1,330,567
Field, office	1,557,389	117,383	1,440,006
Geological, geophysical	7,382,944	235,461	7,147,483
Legal	775,436	20,258	755,178
Maps, reports, reproductions	1,155,307	23,055	1,132,252
Metallurgy	886,277	-	886,277
Road and drill site maintenance	2,043,115	288	2,042,827
Salary and wages	841,561	20,018	821,543
Scoping study	25,482	-	25,482
Socioeconomic studies	65,301	-	65,301
Stakeholder costs	79,105	-	79,105
Supplies	2,082,976	74,247	2,008,729
Travel, accommodation	1,701,711	22,414	1,679,297
Third party recoveries	(9,931)	-	(9,931)
	40,303,187	666,735	39,636,452
Total unproven mineral right interests	$43,357,088	$709,727	$42,647,361